EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release March 1, 2004 10:30

Proposal on the composition of UPM’s Board of Directors and the Auditor

The Nomination Committee set by the UPM-Kymmene Board of Directors will propose to the Annual General Meeting to be held on March 24, 2004 that two new members will be elected to the Board; Mr. Karl Grotenfelt, LLM, Chairman of the Board of Directors of Famigro Oy and Ms. Françoise Sampermans, B. A., Psych., Vice President of the French print media distribution chain NMPP.

The present Vice Chairman of the Board, Mr. Carl H. Amon III, Partner in White & Case law firm, and the present member of the Board of Directors, Ms. Donna Soble Kaufman, lawyer, have announced that they are not available for re-election. Mr. Carl H. Amon III has been member of the Board of Directors since 1999 and Vice Chairman since 2001. Ms. Donna Soble Kaufman has been member of the Board since 2001.

The Nomination Committee proposes that otherwise the Board of Directors remains at its present composition, i.e. Mr. Martti Ahtisaari, former President of the Republic of Finland; Mr. Michael C. Bottenheim, former Managing Director of Lazard Brothers; Mr. Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Dr. Georg Holzhey, former Executive Vice President of UPM-Kymmene and Director of Haindl Papier GmbH & Co KG; Mr. Jorma Ollila, Chairman of the Board and CEO of Nokia Corporation; Mr. Gustaf Serlachius, Chairman of the Board of the Gösta Serlachius Fine Arts Foundation, and Mr. Vesa Vainio, LLM.

The Nomination Committee will propose to the AGM the re-election of the auditing company PricewaterhouseCoopers Oy as Auditor of the Corporation for the fiscal year 2004.

The Chairman of the Nomination Committee is Mr. Gustaf Serlachius and the members are Mr. Michael C. Bottenheim and Mr. Jorma Ollila.

Mr. Karl Grotenfelt (b.1944), Finnish citizen, is Chairman of the Board of Directors of Famigro Oy, a Finnish sales company of horticultural products. Previously, Mr. Grotenfelt served A. Ahlström Oy as lawyer, General Counsel, Administrative Director of Paper Industry and Member of the Executive Board with responsibility for the Paper Industry during 1970–86. Mr. Grotenfelt has been President of the European Landowners’ Organisation (ELO) since 2001.

Ms. Françoise Sampermans (b. 1947), French citizen, is Vice President of a business unit for magazines and multimedia distribution in France at the NMPP. NMPP is a French distribution chain formed by the Hachette Group and five media cooperatives. Previously, Ms. Sampermans held executive positions at publishers (Marianne, Le Nouvel Economiste), the printer Quebecor Europe and Alcatel-Alstom Group during 1984–2000.

For further information please contact:

Mr Reko Aalto-Setälä, General Counsel, UPM-Kymmene, tel. +358 204 15 0011

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations